UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)*

                        ProMedCo Management Company
-----------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                74342L 10 5
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                               (CUSIP Number)

        Robert C. Schwenkel, Esq.             David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Goldman, Sachs & Co.
          One New York Plaza                      85 Broad Street
          New York, NY 10004                     New York, NY 10004
           (212) 859-8000                          (212) 902-1000

-----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                               June 12, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       20,128,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    20,128,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,128,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.9%

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       20,128,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    20,128,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,128,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.9%

14  TYPE OF REPORTING PERSON

    HC-CO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       14,956,795

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    14,956,795

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,956,795

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.6%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS III, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       19,068,590

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    19,068,590

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,068,590

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.6%

14  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,111,795

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    4,111,795

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,111,795

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.4%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       690,505

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    690,505

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    690,505

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       690,505

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    690,505

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    690,505

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       365,905

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    365,905

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,905

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       365,905

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    365,905

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,905

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.7%

14  TYPE OF REPORTING PERSON

    OO

          This Amendment No. 2 ("Amendment") is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 2000, L.P. (together with its predecessor, Stone Street Fund 2000, L.L.C., "Stone 2000"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 2000, L.L.C ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group" and, together with GS Capital III, GS Offshore, GS Germany, Stone 2000, GS Advisors, GS oHG, Stone L.L.C. and Goldman Sachs, the "Filing Persons"). This Amendment amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission (the "Commission") on January 24, 2000, as amended by Amendment No. 1 filed on May 9, 2000 (collectively, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock") of ProMedCo Management Company, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

          Each of GS Capital III and Stone 2000, Delaware limited partnerships, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital III and GS Offshore. GS oHG is the sole managing partner of GS Germany. Stone L.L.C., a Delaware limited liability company, is the sole general partner of Stone 2000. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and Stone 2000 and the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone L.L.C. are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone L.L.C. on behalf of Goldman Sachs, are set forth on Schedule II-C-ii and are incorporated herein by reference.

          Except as set forth on Schedule III hereto, during the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the person listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i and II-C-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

          The Second Closing was consummated on June 12, 2000. At the Second Closing, GS Capital III, GS Offshore, GS Germany (through its nominee, Goldman, Sachs & Co. Verwaltungs GmbH) and Stone 2000 (collectively, the "Purchasers") purchased an aggregate of 425,000 shares of the Series A Preferred Stock and Warrants to purchase up to an aggregate of 125,000 shares of the Series B Preferred Stock (i) for an amount in cash equal to the Second Closing Cash Purchase Price and (ii) in exchange for all outstanding Notes and GS Shares. Simultaneously with the Second Closing, the Purchasers exercised all of the Warrants and purchased an aggregate of 125,000 shares of Series B Preferred Stock for an amount in cash equal to the aggregate exercise price of $12,125,000.

          The funds used by the Purchasers to purchase the Series A Preferred Stock and the Warrants at the Second Closing and, simultaneously therewith, to exercise all the Warrants and purchase the Series B Preferred Stock, were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

          Pursuant to the Securities Purchase Agreement, as amended, on June 12, 2000, the Purchasers purchased (i) an aggregate of 425,000 shares of the Series A Preferred Stock and (ii) Warrants to purchase up to an aggregate of 125,000 shares of the Series B Preferred Stock. In connection with the Second Closing and pursuant to the Securities Purchase Agreement, as amended, the Company and the Purchasers entered into the Warrant Agreement, dated as of June 12, 2000. Simultaneously with the purchase of the Series A Preferred Stock and the Warrants, pursuant to the Warrant
Agreement, the Purchasers exercised all of the Warrants and purchased 125,000 shares of Series B Preferred Stock. The purpose of the acquisition of the Series A Preferred Stock, the Warrants, and the Series B Preferred Stock by the Purchasers was to acquire a significant equity interest in the Company.

          In connection with the Second Closing and pursuant to the Securities Purchase Agreement, as amended, (i) GS Capital III designated Mark Tricolli, an associate at Goldman Sachs, to the Board of Directors, and Mr. Tricolli was appointed to the Board of Directors effective as of the Second Closing, (ii) Mr. Sanjeev Mehra will remain on the Board of Directors and the executive committee of the Board of Directors and (iii) GS Capital III will designate its third Preferred Designee after the Second Closing.

Other Plans and Proposals
-------------------------

          Except as described above or otherwise described in this Amendment, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock or Preferred Stock (or any of the shares of Common Stock into which such Preferred Stock is converted or any convertible notes, for which such Preferred Stock is exchanged) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities and/or may cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or Preferred Stock or other securities owned by such Purchasers. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Securities Purchase Agreement, as amended, and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

          (a) Based on information provided to the Filing Persons by the Company, there were 21,001,813 shares of Common Stock outstanding as of June 12, 2000, immediately following the Second Closing.

          As of June 12, 2000 GS Capital III beneficially owns 14,956,795 shares of Common Stock, representing 41.6% of the outstanding shares of Common Stock.

          As of June 12, 2000, GS Offshore beneficially owns 4,111,795 shares of Common Stock, representing 16.4% of the outstanding shares of Common Stock.

          As of June 12, 2000, GS Advisors may be deemed to beneficially own an aggregate of 19,068,590 shares of Common Stock beneficially owned by GS Capital III and GS Offshore, as described above, representing in the aggregate approximately 47.6% of the outstanding shares of Common Stock.

          As of June 12, 2000, GS Germany beneficially owns and its managing partner, GS oHG may be deemed to beneficially own, 690,505 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock.

          As of June 12, 2000, Stone 2000 beneficially owns, and its general partner, Stone L.L.C., may be deemed to beneficially own an aggregate of 365,905 shares of Common Stock, representing 1.7% of the outstanding shares of Common Stock.

          As of June 12, 2000, Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 20,128,335 shares of Common Stock, consisting of (i) 20,125,000 shares of Common Stock beneficially owned by the Purchasers, as described above, and (ii) 3,335 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 48.9% of the outstanding shares of Common Stock. Goldman Sachs disclaims beneficial ownership of (i) the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in Purchasers are held by persons other than Goldman Sachs or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         ----------------------------------------

          The GS Shares and the Notes were delivered to the Company as partial consideration for the Series A Preferred Stock and the Warrants. Accordingly, the GS Shares and the Notes are no longer outstanding.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2000


                                       GOLDMAN, SACHS & CO.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       THE GOLDMAN SACHS GROUP, INC.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS ADVISORS III, L.L.C.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III, L.P.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III GERMANY
                                         CIVIL LAW PARTNERSHIP (with
                                         limitation of liability)


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GOLDMAN, SACHS & CO. oHG


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       STONE STREET FUND 2000, L.P.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       STONE STREET 2000, L.L.C.


                                       By:  /s/Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact

                              SCHEDULE II-A-ii
                              ----------------

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors III, L.L.C., are set forth below.

     The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine
L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

     All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


Name                              Present Principal Occupation
-------------------------------------------------------------------------------

Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Robin Neustein                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
Robert V. Delaney             Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Managing Director of Goldman Sachs International
Barry S. Volpert              Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick              Managing Director of Goldman Sachs International
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz           Managing Director of Goldman Sachs International

                               SCHEDULE II-B
                               -------------

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Stefan J. Jentzsch, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany, Daniel W. Stanton is a citizen of the United States and Rudolf W. Ferscha is a citizen of Austria.



Name                            Position                Present Principal Occupation
------------------------------------------------------------------------------------------------------

Stefan J. Jentzsch            Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Rudolf W. Ferscha             Managing Director         Executive Director of Goldman, Sachs & Co. oHG
Timothy C. Plaut              Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Daniel W. Stanton             Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius         Managing Director         Managing Director of Goldman, Sachs & Co. oHG

                              SCHEDULE II-C-i
                              ---------------

     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

     The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

     All executive officers listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

Name                          Position                      Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman           Vice President                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Vice President                Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President                Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra              Vice President/Treasurer      Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                Vice President                Senior Director of The Goldman Sachs Group, Inc.
Peter M. Sacerdote            President                     Advisory Director of Goldman, Sachs & Co.
David J. Greenwald            Vice President                Managing Director of Goldman, Sachs & Co.
Esta E. Stecher               Vice President                Managing Director of Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary           Vice President of Goldman, Sachs & Co.
Patrick P. Mulvihill          Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Sarah Smith                   Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli       Vice President                Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary      Vice President of Goldman, Sachs & Co.
Richard J. Stingi             Vice President                Vice President of Goldman, Sachs & Co.
John E. Bowman                Vice President                Vice President of Goldman, Sachs & Co.
Katherine L. Nissenbaum       Vice President                Vice President of Goldman, Sachs & Co.

                                Schedule III
                                ------------

On April 6, 2000, in connection with an industry-wide investigation by the Commission relating to the pricing of government securities in advance refunding transactions, Goldman Sachs joined in a global settlement resolving the Commission's investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.